November 2, 2004

                             Symbol: SCNWF:OTCBB

FOR IMMEDIATE RELEASE

STREAM ANNOUNCES CALL FOR CERTIFICATES

Stream Communications Network and Media Inc. (“the Company” or “Stream”) has announced a “call for delivery of certificates.”

Management is requesting that all shareholders of record make every effort to have Stream share certificates in their possession or verify that their broker or investment bank is holding their physical share certificates in a “segregated account”.

This request by management is an effort to ensure the Company is compliant with SEC guidelines and to ensure there’s an orderly market for its securities and shareholders under its new name, Stream Communications Network & Media Inc. (SCNWF:OTCBB) and CUSIP number #86323N-10-8.  The Company strongly recommends investors, and/or their brokers, request that the shares they own be held directly by each shareholder in “certificate form”.

These actions will enable the transfer agent and Company to validate and audit the actual number of outstanding free trading shares and to determine where there are short positions in order to verify that these short positions are being held in a manner that complies with the guidelines and regulations of the SEC and NASD.  This request is also being made to discourage certain trading activity that management has become aware of and has reason to suspect may have negative effects on shareholder value.  This action is simply part of management’s plan to limit possible events and/or transactions that could diminish shareholder value.

Shareholders may also contact the Company directly.  Mike Young, Public Relations and Investor Relations, can be reached at 604-669-2826 or toll free at 800-704-9649.

Stream is a broadband cable company and offers CATV, high-speed Internet and VoIP services in densely populated markets in Southern Poland (11.5 million inhabitants and 3.2 million TV homes).  Stream is one of the principal consolidators of the cable TV sector in that Region and intends to become a leading CATV operator and Internet provider in Southern Poland.  Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol SCNWF.

For more information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.